Exhibit 99.1

Global Engine Group Holding Limited and Angkasa-X Holdings Corp. Enter into Strategic Collaboration to Advance Space-to-AI Edge Infrastructure Platform, Accelerating GLE’s Expansion into Next-Generation AI-Powered Digital Infrastructure

HONG KONG, August 11, 2026 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (Nasdaq: GLE) (the “Company” or “GLE”), a Hong Kong-headquartered integrated solutions provider in information communication technologies (“ICT”), today announced that it has entered into a Strategic Collaboration Agreement (the “Agreement”) with Angkasa-X Holdings Corp. (“Angkasa-X”) to jointly advance the development of a “Space-to-AI” digital infrastructure platform in Sarawak, Malaysia.

Following the parties’ non-binding memorandum of understanding entered into in May 2026, the Agreement represents a significant milestone in GLE’s strategic evolution, accelerating the Company’s expansion beyond traditional ICT infrastructure capabilities into next-generation digital infrastructure combining artificial intelligence (“AI”), edge computing, and space-based data capabilities.

Advancing GLE’s “AI + Edge + Space” Strategy into Real-World Deployment

The collaboration will support the Sarawak “Space-to-AI Edge PoC” project, including Angkasa-X’s planned ground-stations linked to an Edge Datacenter in Sarawak, with project operations involving the Sarawak Digital Economy Corporation (“SDEC”) team.

The objective of the project is to demonstrate a fully integrated “Space-to-AI” infrastructure whereby raw satellite data from Angkasa-X and partners’ satellites is downloaded directly into ground-stations in Sarawak, stored and processed in the Sarawak-based Edge Datacenter with joint operations involving SDEC and its partner ecosystems.

Under the Agreement, Angkasa-X will construct, operate and maintain the Sarawak-based Ground-station and Edge Datacenter. GLE will provide datacenter design and operational consulting for the Sarawak-based Edge Datacenter and collaborate with SDEC on joint operations and maintenance of the Sarawak Edge Datacenter. The Parties will jointly conduct feasibility studies and define proof of concept (“PoC”) success criteria within 180 days of the effective date of the Agreement. The PoC is targeted for completion in October 2027.

Building a Regional Space-to-AI Infrastructure Ecosystem in ASEAN

Dato’ Dr. SEAH Kok Wah, CEO and Chairman of Angkasa-X commented, “We believe the convergence of space technology, artificial intelligence and edge computing will define the next generation of digital infrastructure. This collaboration with GLE represents a significant step toward establishing Sarawak as a strategic Space-to-AI hub for ASEAN. By enabling satellite data to be received, processed and analyzed locally, we can significantly reduce latency, enhance data sovereignty and create a trusted AI-data ecosystem capable of supporting mission-critical applications across agriculture, natural resources, maritime security, carbon intelligence and disaster resilience. This project aligns with Angkasa-X’s long-term strategy of developing the equatorial space highway and delivering Satellite-as-a-Service solutions that convert space-based data into economic value.”.

GLE Positioned to Capture Emerging Opportunities in AI Infrastructure and Space Computing

Mr. Andrew Lee Yat Lung, CEO and Chairman of the Company. Stated, “Our strategic collaboration with Angkasa-X represents a significant milestone in GLE’s next-generation digital infrastructure strategy. By combining GLE’s expertise in datacentre design and infrastructure operations with Angkasa-X’s satellite capabilities creates a unique Space-to-AI platform. This project will validate how edge processing and secure data replication can unlock new services across key sectors like agriculture and logistics.

GLE remains committed to expanding its technology capabilities through innovation, strategic partnerships, and ecosystem development. We believe our investment in high-growth technology areas will strengthen our competitive positioning and create long-term value for our shareholders.”

About Angkasa-X Holdings Corp.

Angkasa-X Holdings Corp. (“Angkasa-X”) is an emerging independent satellite operator and space technology company headquartered in Malaysia, focused on building next-generation digital infrastructure powered by low earth orbit (LEO) satellites. Angkasa-X operates a Satellite-as-a-Service (“SaaS”) business model, enabling governments, enterprises, and communities to access satellite connectivity, earth-observation intelligence, and data infrastructure, including Internet-of-Things, and Automatic Identification System without the need to own or operate space assets.

Angkasa-X is developing two flagship satellite constellations: A-SEANLINK, a LEO satellite communications network with first launches expected from 2027, and A-SEANSAT, an advanced earth-observation constellation delivering geospatial intelligence for sectors such as agriculture, mining, fisheries, maritime monitoring, disaster management, and environmental surveillance across the equatorial belt. Angkasa-X has secured regulatory approvals from the Malaysian Communications and Multimedia Commission and satellite network filings submitted to the International Telecommunication Union, providing access to more than 500 LEO orbital slots, positioning Angkasa-X as a leading operator of the Equatorial LEO Corridor (also referred to as the “Equatorial Space Network”). The A-SEANLINK constellation is designed to consist of 500 LEO satellites operating at approximately 600-850 kilometers altitude with a near-equatorial orbital inclination of approximately ±28 degrees inclination to form the Equatorial Space Network, providing optimized coverage across the Near-Equatorial region spanning more than 80 countries and 3.8 billion people, including approximately 1.3 billion people without reliable internet access. Angkasa-X launched its first satellite, A-SEANSAT-PG1, the first nanosatellite in the A-SEANSAT constellation program, in June 2023. For more information, please visit: www.angkasa-X.com.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via wholly-owned subsidiaries incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. GLE’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) IoT solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the reports of the Company filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Email: ir@globalengine.com.hk

Phone: +852 3955 2300